Exhibit 99.1

Neptune to Report Fiscal 2020 Third Quarter Financial Results on February 13, 2020

LAVAL, QC, Jan. 30, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will report its financial results for the fiscal 2020 third quarter before financial markets open on February 13, 2020.

Following the release its financial results, the Company will host a conference call at 8:30 AM (EST) on February 13, 2020 to discuss the third quarter financial results for the three months period ended December 31, 2019.

Conference Call Details:

Date:	Thursday, February 13, 2020

Time:	8:30 AM Eastern Standard Time

Call:	1 (888) 231-8191 (Canada and U.S.) 1 (647) 427-7450 (International)

Conference ID: 8708188

A replay of the call will be available shortly after the call's completion and until March 13, 2020. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2020/30/c8439.html

%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 30-JAN-20